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SEC FILE NUMBER
8-70736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MacArthur Strategic Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

234 S Downing Street
(No. and Street)

Denver	CO	80209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jessica Billingsley	970-729-0372	jessica@macarthurstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Road	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

01/06/2010	4066
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jessica Billingsley _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MacArthur Strategic Capital, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Jessica Billingsley
Jessica Billingsley (Feb 26, 2026 08:37:16 MST)
_____

Title:
Chief Executive Officer
_____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MACARTHUR STRATEGIC CAPITAL, LLC

Financial Statements - Public
For the Period January 1, 2025 to December 31, 2025



MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

February 24, 2026

TO THE DIRECTORS AND EQUITY OWNER OF
MACARTHUR STRATEGIC CAPITAL, LLC
234 S Dowing Street
Denver, CO 80209

Opinion on the Financial Statements

We have audited the accompanying statement of income for the year ended December 31, 2025 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of its income for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2023.
Needham Heights, MA 02594

MACARTHUR STRATEGIC CAPITAL, LLC
Statement of Financial Condition
December 31, 2025

ASSETS		
Current assets		
Cash	$	135,959
Accounts receivable		106,532
Prepaid expenses		18,564
Other current assets		10,600
Total current assets		271,655
Total Assets	**$**	**271,655**
LIABILITIES AND MEMBER'S CAPITAL		
Current liabilities		
Accounts payable and accrued expenses	$	41,738
Unearned revenue		61,032
Total current liabilities		102,770
Member's capital	$	168,885
Total Liabilities and Member's Capital	**$**	**271,655**

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial statements.

MACARTHUR STRATEGIC CAPITAL, LLC
Notes to Financial Statements

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Note 1: Organization and Nature of business

Nature of Operations – MacArthur Strategic Capital, LLC, formally Next Titan Capital, LLC, (the Company) was formed in March 2021, as a limited liability company in accordance with the laws of the State of Colorado. The Company is registered and a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

Pursuant to its Membership Agreement with FINRA, the Company is qualified to act as a Placement Agent in connection with private placement transactions and may be involved in Mergers and Acquisitions including the rendering of Fairness Opinions.

The Company is a wholly owned subsidiary of MacArthur Holding Company, LLC (the Parent). As of fiscal year ended December 31, 2025, the Parent was owned by Jessica Billingsley, a resident of Colorado, Mr. Todd Boren, a resident of Texas, Mr. Peter Glik, a resident of Missouri, Mr. Anthony Bash, a resident of Oregon, Mr. Jacob Sudhoff, a resident of Texas, and Mr. Tim Brown, a resident of Florida. Mr. Boren, Mr. Glik, Mr. Bash, and Mr. Sudhoff have been Passive Investors in the Company through their ownership interest in the Parent and have no managerial responsibilities at the Company. Ms. Billingsley is currently and will remain an Associated Person of the Company and will serve as the Company's Chief Executive Officer. Mr. Michael Mook is an Associated Person of the Company and currently serves as the Company's Chief Operating Officer.

The Company has filed a Continuance in Membership Application ("CMA") for a Change of Control with the Financial Industry Regulatory Authority ("FINRA") pursuant to FINRA Membership and Registration Rule 1017. The Company Anticipates FINRA will approve the CMA.

Note 2: Summary of significant accounting policies

Method of Accounting – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), utilizing the accrual-basis of accounting.

Note2: <u>Summary of significant accounting policies, continued</u>

Cash and Cash Equivalents - Includes deposits with a maturity of three months or less.

Income Taxes - The Company is a Limited Liability Company. Accordingly, net income is allocated and taxed to the individual members. No income tax provision has been included in the determination of net income.

The Company follows the provisions of Accounting for Uncertainty in Income Taxes as provided for in the Income Taxes topic of the FASB Accounting Standards Codification. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in an entity's financial statements. It also prescribes a recognition threshold of more likely than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. There was no cumulative effect on the Company's financial statements related to following these provisions, and no interest or penalties related to uncertain tax positions were accrued. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for tax periods in progress.

Segment Reporting - On November 27, 2023, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures, which is effective for fiscal years beginning after December 15, 2023, and applies to public entities, which includes Broker-Dealers. Update No. 2023-07 requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment.

The Chief Executive Officer serves as the Company's Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies are the same as described in the organization and nature of business and summary of significant accounting policies. The significant expenses of the segment are reported in the accompanying income statement of this report.

MACARTHUR STRATEGIC CAPITAL, LLC
Notes to Financial Statements

Note2: Summary of significant accounting policies, continued

Revenue Recognition - The Company recognizes revenue in accordance with ASC 606. Engagement fees are recognized upon execution of the engagement agreement for initial onboarding and engagement set-up. Monthly retainers are recognized ratably over each monthly service period for ongoing advisory services. Transaction-based success fees and commissions are recognized upon closing, when funds are delivered to the issuer. Unearned Revenue at December 31, 2025 will be recognized over the next twelve months.

Use of Estimates - In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amount of any financial instruments, including cash, prepaids, other current assets, accounts payable, and accrued expenses, approximate fair value due to the short maturity of these instruments.

Other Assets - Included in other assets are the Company's FINRA Year 2026 Preliminary Annual Renewal payment which is amortized in 1/12th increments on a monthly basis commencing in January 2026.

Subsequent events – The Company has evaluated subsequent events through February 24, 2026 which is the date the financial statements were available to be issued.

Note 3: Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $33,189, which was $26,337 in excess of its required net capital of $6,851. The Company's net capital ratio was 3.096 to 1, on December 31, 2025.

Note 4: Concentration of credit risk

Cash - The Company maintains cash balances at a financial institution insured by the Federal Deposit Insurance Corporation. There were no uninsured cash balances on December 31, 2025.

MACARTHUR STRATEGIC CAPITAL, LLC
Notes to Financial Statements

Note 5: <u>Statement of cash flows</u>

For the year ended December 31, 2025, the Company did not have any significant non-cash investing or financing activities.

Note 6: <u>Securities Exchange Act (SEA) Exemption</u>

The Company is not claiming an exemption from SEA 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to the Private Placements of Securities.